IMPORTANT NEW DATA FROM TEVA’S TEV-48125 PHASE 2b MIGRAINE PROGRAM PUBLISHED IN LANCET
NEUROLOGY IN BACK-TO-BACK ARTICLES

•	In both Phase 2b studies, TEV-48125:

•	Significantly reduced average monthly migraine days, headache days and hours relative to baseline.

•	Demonstrated consistent clinical improvement as early as one month after treatment initiation.

•	Was associated with a significant decrease in the consumption of acute migraine medications.

•	Was well tolerated with no treatment-related serious adverse events reported and no treatment-related emergent Anti-Drug Antibodies (ADA) response observed.

•	Teva is expected to commence Phase III studies

Jerusalem, September 30th, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) announced today that Lancet Neurology published online, as back-to-back articles, the results from two Phase 2b studies of TEV-48125, a monoclonal anti-calcitonin gene-related peptide (CGRP) antibody investigational treatment for the prevention of chronic migraine and high frequency episodic migraine (HFEM). The Lancet Neurology ranks first among 194 journals in the clinical neurology category (2013 Journal Citation Reports®, Thomson Reuters 2014).

The Phase 2b clinical development program consistently met all primary and secondary efficacy and safety endpoints for TEV-48125 in 564 patients and across multiple doses. Clinical improvements were exhibited after a single administration of all tested doses of TEV-48125 in both episodic and chronic migraine studies.
These results were achieved in the presence of patients being allowed to remain on existing migraine prevention therapy and the results demonstrated significant separation in favor of TEV-48125 even in patients considered to be failing current optimal therapy.

The studies are available online at:
HFEM: http://www.thelancet.com/journals/laneur/article/PIIS1474-4422(15)00249-5/abstract
CM:  http://www.thelancet.com/journals/laneur/article/PIIS1474-4422(15)00245-8/abstract
The papers under strict embargo until 6:30pm [NY time] Tuesday, 29 September, 2015.

“These findings constitute an exciting landmark in the development of migraine prevention treatment options,” said Marcelo E. Bigal, MD., PhD., Senior Vice President of Clinical Operations & Innovation and Headaches Therapeutic Area Lead at Teva. “We are delighted with the publication in Lancet Neurology, a journal that recognizes the rigor of these studies; we foresee the potential of this drug in treating a very prominent unmet medical need.”

“It is critical to understand the importance of the data published in these two studies. The positive impact of this novel treatment approach should dramatically improve the lives of migraineurs”, said Alan M. Rapoport, MD., Immediate Past-President of the International Headache Society, Clinical Professor of Neurology at The David Geffen School of Medicine at UCLA, Los Angeles, and a co-author of both studies. “Patients with chronic or frequent episodic migraine are often in extreme pain and severely disabled, sometimes unable to leave home for 2-3 days at a time. I hope that treating physicians will digest these studies with the same level of excitement and hope that I have.  In my opinion, we are on a path to dramatic and unprecedented progress in the management of this incapacitating condition.”

The Chronic Migraine Study, (ClinicalTrials.gov Identifier: NCT02021773)
Both assessed doses of TEV-48125 (loading of 675mg followed by monthly injections of 225mg or 900mg), were significantly superior to placebo in reducing, relative to baseline, the number of headache-hours (primary endpoint: p = 0.038 and p = 0.0057) and the number of headache days of moderate or severe intensity in month 3 (secondary endpoint: p < 0.0345 and p =0.0237). Consistent clinical improvements were evident as early as one month after treatment initiation, demonstrating a rapid onset of relief. Post-hoc analysis indicated that over half of the patients in both dose groups experienced a 50% or more decrease in headache frequency (p<0.01 for both doses vs. placebo), nearly one third of patients in both dose groups had a 75% decrease in headache frequency (p < 0.05 for both doses) and around 15% were totally free of headaches at month three.
Treatment with TEV-48125 was also associated with statistically significant decreases in acute drug consumption in parallel. These results were achieved amongst highly severe chronic migraine patients (suffered from migraines for a mean period of 18 years, with approximately 17 migraine days per month), who were allowed to remain on other migraine prevention therapies.
The High Frequency Episodic Migraine (HFEM) Study (ClinicalTrials.gov Identifier: NCT02025556)

This is the first study to report on more than one dose of a monoclonal anti-CGRP antibody for the preventive treatment of HFEM, and the study was highly positive, especially considering the severity of the disorder. Participants had migraine for nearly two decades, with a mean of 11.4 migraine-days per month, and 12.5 headache-days per month.
Following 12 weeks, both doses of TEV-48125 (225 mg and 675 mg) exceeded primary and secondary endpoints, achieving statistically significant and clinically meaningful reductions in mean monthly migraine days and monthly headache days as well as significantly diminished number of days and hours of headaches of at least moderate severity.
A decrease of at least 50% of migraine days for the duration of the study were seen in 53% (p = 0.0005) and 59% (p<0.0001) of the individuals given 225mg and 675mg correspondingly versus 28% of those receiving placebo. A decrease of at least 75% in episodic migraine days was observed in 11%, 34% (p = 0.0001) and in 31% (p = 0.0008) of the individuals given placebo, 225mg and 675mg respectively. Design and analyses also had the same rigor of a phase 3 trial.

In both studies no treatment-related serious adverse events were reported with use of TEV-48125. No relevant differences in the rate of treatment-emergent adverse events occurred for those receiving TEV-48125 doses relative to placebo. Anti-drug antibodies (1% for TEV-48125, and present before drug exposure) detected an optimized assay of regulatory quality and much lower than detected with other monoclonal anti-CGRP antibodies.

About TEV-48125
TEV-48125 is a monoclonal antibody that binds to calcitonin gene-related peptide (CGRP), a well-validated target in migraine. CGRP signaling may be disrupted by targeting the ligand itself or its receptor.

Teva’s approach targets the ligand, thus allowing for some CGRP signaling during therapy. This avoids the potential effects of a long-term total disruption to the normal physiological functions of the CGRP system, which are unknown.

TEV-48125, administered as a once-monthly subcutaneous injection, is being developed for both chronic migraine and high frequency episodic migraine.
About Migraine
Global prevalence of migraine is estimated to be almost 15%. Migraine was ranked seventh highest among specific causes of disability globally, responsible for 2.9% of all Years Lost to Disability (YLDs). Migraine is, by a wide margin, the leading cause of disability among neurological disorders, accounting for over half of all YLDs attributed to these (J Headache Pain. 2013; 14(1): (http://www.ncbi.nlm.nih.gov/pmc/articles/PMC3606966/). In the United Kingdom, for example, some 25 million working- or school-days are lost every year because of migraine alone (http://www.who.int/mediacentre/factsheets/fs277/en/).
Approximately 3.2 million Americans, mostly women, suffer from Chronic Migraine. Chronic migraine is characterized by headaches on at least 15 days per month. Chronic migraine patients are often referred to as the ‘invisible population’ due to the isolating nature of the condition, where patients are left, in many cases, effectively house-bound.

Chronic migraine imposes a considerable burden on patients, magnified by the paucity of approved treatment options for this condition. More than one in four of all migraineurs are candidates for preventive therapy, and a substantial proportion of those who might benefit from prevention do not receive it. Consequently, the prophylactic treatment of chronic migraine continues to present considerable challenges, and there remains a significant medical need for new, safe and effective migraine prophylaxis options.

Episodic Migraine impacts up to 14% of the population, and approximately 20% of women, globally. High frequency episodic migraine substantially impacts the individual, their family, and society. Episodic migraine is the most common neurological condition, more prevalent than diabetes, epilepsy and asthma combined.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

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